Exhibit 12.1

Regency Energy Partners LP

Ratio of Earnings to Fixed Charges

(in thousands, except for ratio amounts)

(Unaudited)

	Successor		Predecessor
	Three Months Ended September 30, 2010	Period from Acquisition (May 26, 2010) to June 30, 2010	Period from January 1, 2010 to May 25, 2010	Three Months Ended September 30, 2009	Nine Months Ended September 30, 2009
Earnings:
Pre-tax income (loss) from continuing operations	$7,972	$(4,650)	$(4,542)	$(10,739)	143,225
Add:
Interest expense	20,379	8,109	36,459	22,173	55,968
Portion of rent under long-term operating leases representative of an interest factor	187	65	323	262	916
Amortization of capitalized interest	129	39	193	106	301
(Less) add:
Distribution in excess of earnings of unconsolidated subsidiaries	30,267	(8,121)	(3,426)	(245)	(268)

Total earnings available for fixed charges	$58,934	$(4,558)	$29,007	$11,557	$200,142

Fixed Charges:
Interest expense	$20,379	$8,109	$36,459	$22,173	$55,968
Portion of rent under long-term operating leases representative of an interest factor	187	65	323	262	916
Capitalized interest	582	377	880	339	1,475

Total fixed charges	$21,148	$8,551	$37,662	$22,774	$58,359

Ratio of earnings to fixed charges (x times) (1)	2.79	—	—	—	3.43

(1) Earnings were insufficient to cover fixed charges by:	$—	$13,109	$8,655	$11,217	$—